1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com	ATLANTA AUSTIN HOUSTON NEW YORK WASHINGTON DC

JAMES M. CAIN
DIRECT LINE: 202.383.0180
E-mail: james.cain@sutherland.com

May 25, 2010

via edgar submission

Karen J. Garnett, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Commodity Index Funds Trust Amendment No. 2 to Registration Statement on Form S-1 Filed April 8, 2010 Registration No. 333-164024

Dear Ms. Garnett:

On behalf of the United States Commodity Index Funds Trust (the “Registrant”), enclosed for your convenience is a courtesy copy of Amendment No. 3 (the “Amendment”) to the above-captioned Registration Statement on Form S-1.  The Amendment was filed with the Commission on May 25, 2010.  The enclosed copy has been marked to show changes from Amendment No. 2 to the Registration Statement.  In the Amendment, the Registrant has made changes in response to your comments, updated certain information, and made certain other stylistic and formatting changes.

Also, we are providing the Registrant’s responses to your comments of May 6, 2010 to the Registration Statement.  Each of your comments is set forth below, followed by the Registrant’s response.

Karen J. Garnett, Esq.
May 25, 2010

General

1.
We note your response to our prior comment 2 in which you state that you have no intention of making any investment not already described in the prospectus.  Your response letter also notes, however, that your Amended and Restated Declaration of Trust and Trust Agreement does not prohibit you from making investments in other instruments.  Please also add similar disclosure to the prospectus.

Response:   The Registrant respectfully disagrees that the requested disclosure would be beneficial to investors in making an investment decision.  In fact, since the Registrant has no intention of making investments not described in the prospectus, the Registrant believes that including disclosure suggesting that it could or would make such investments would be potentially misleading to investors.  The Staff points out that the Amended and Restated Declaration of Trust and Trust Agreement (the “Trust Agreement”) does not specifically prohibit the Fund from making investments not described in the prospectus.  Section 2.4 of the Trust Agreement contains a section entitled “Purposes and Powers,” that sets forth the purposes and powers of the Trust and each of the Funds.  Such section states, in relevant part, that, “the purpose and powers of the Trust and each Fund shall be: (a) to implement the investment objective of each Fund as contemplated by the prospectus.”  Generic language such as this is very common in trust agreements, limited liability company agreements and charters for trusts, LLCs and corporations, respectively, and is not designed to set forth all of the purposes and powers of such entity.  Notwithstanding this, the Registrant believes that if the Fund were to make investments in instruments not described in the prospectus, it would be in violation of Section 2.4 of the Trust Agreement, since Section 2.4 specifically states that the purpose of the Funds is to implement the respective investment objective as described in the prospectus.  The prospectus clearly describes the types of investments available to meet the investment objective.  If the Fund were to change its investment objective or to broaden the types of investments it intended to make, the Registrant believes that such changes would require revisions to the prospectus.  As a result, the Registrant submits that the requested disclosure would not be beneficial to investors and arguably would be inaccurate and confusing.

The net asset value calculation of USCI may be overstated or understated, due to the valuation method employed …, page 22

2.
We note your response to our prior comment 9 and the amended disclosure.  Please expand this risk factor to discuss in more detail the risks and uncertainties associated with valuing over-the-counter investments and other Commodity-Related Investments that you may hold, including swap agreements and forward contracts.

Response:  We acknowledge that, in general, valuing over-the-counter (“OTC”) derivatives is less certain than valuing actively traded financial instruments such as exchange traded futures contracts and securities because the price and terms on which such OTC derivatives are entered into or can be terminated are individually negotiated, and those prices and terms may not reflect the best price or terms available from other sources.  We also are aware that while market makers and dealers generally quote indicative prices or terms for entering into or terminating OTC contracts, they typically are not contractually obligated to do so, particularly if they are not a party to the transaction.  As a result, it may be difficult to obtain an independent value for an outstanding OTC derivatives transaction.  We have added additional disclosure of this risk.

Karen J. Garnett, Esq.
May 25, 2010

However, to the extent that the Registrant may invest in OTC derivative instruments, please note that it is anticipated that such investments would be directly tied to the settlement price of a futures contract that is traded on a commodities exchange, such as the New York Mercantile Exchange, that the OTC contract is seeking to replicate, or on the end of day values of the SummerHaven Dynamic Commodity Index, which are in turn based on the settlement prices of the futures contracts underlying the index. The exposure of one party to the other under the OTC contracts will be valued on a daily basis and collateral amounts will be posted to cover the full amount a of a party’s exposure on a daily basis.  Because the valuation of the instrument itself and collateral to be posted would be directly based on the market values of the underlying futures contract or index the Registrant is trying to replicate are readily ascertainable, the Registrant does not believe that the risks associated with valuing the OTC instruments that the Registrant may enter into warrants additional risk factor disclosure.

The Offering, page 30

3.
The disclosure states that the Sponsor will purchase the Sponsor’s Units in connection with the commencement of your public offering.  Section 2.3 of the Trust Agreement suggests that the Sponsor has already made the initial contribution of capital in exchange for Sponsor’s Units.  Please reconcile these two statements.  Also, please clarify whether the Sponsor will purchase units in the registered offering or through a private placement.

Response:  The Sponsor’s investment of $1,000 for 20 Sponsor’s Units of the Fund was made solely for tax purposes.  In order for the Trust to qualify as a partnership for tax purposes, the Sponsor must have an economic interest in the Fund.  The Registrant was advised by tax counsel that evidence of the Sponsor’s economic interest in the trust would be one basis for allowing the Trust to receive partnership tax treatment.

The agreement to purchase units from the Registrant was entered into as a private placement under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”).  The Sponsor contributed capital to the Registrant in connection with the execution of the Trust Agreement.  The units will not be delivered to the Sponsor until the offering commences, but the units themselves will be deemed to have been issued privately and will be subject to the limitations on resale set forth in Rule 144 of the Securities Act.  Since the units will not be delivered until the offering commences, the Registrant believes that the language in the prospectus and the language in the Trust Agreement will be, upon effectiveness of the registration statement, consistent.

Karen J. Garnett, Esq.
May 25, 2010

Prior Performance of the Sponsor and Affiliates, page 35

4.	For each of the Related Public Funds, please revise to disclose the total number of redemption baskets and units redeemed.

Response:  The Registrant has revised its disclosure accordingly.

Commodity Selection, page 66

5.	You disclose that the seven selected commodities in steps 1 and 2 are highlighted by showing these in blue but we do not see such highlighting. Please advise.

Response:  The Registrant has revised its disclosure accordingly.

Hypothetical Performance Results, page 70

6.
We note the revised disclosure on page 71 regarding the Annualized Sharpe Ratio.  Please also briefly state what it means to have a high or low Annualized Sharpe Ratio.  Additionally, please explain what it means for the Annualized Sharpe Ratio to measure total return “adjusted by the volatility” of an index.

Response:  The Registrant has revised its disclosure to explain what it means to have a high or low Annualized Sharpe Ratio.  The higher the Annualized Sharpe Ratio, the better the risk-adjusted performance.  As to the second part of the comment, the Registrant has already included disclosure that explains how the Annualized Sharpe Ratio is calculated, including that it is calculated by taking the average monthly total return of the relevant index and subtracting the then current yield on the 90 Day U.S. Treasury Bill. This adjusted total return is in turn divided by the monthly standard deviation and then multiplied by the square root of 12.  In other words, the highlighted disclosure was simply meant to disclose that the Annualized Sharpe Ratio takes into account the volatility of the relevant index (through the standard deviation).

Recognition of the Trust in Certain States, page 77

7.	We note your disclosure about the potential loss of limited liability for unit holders. Please revise to include a discussion of this risk in the Risk Factors section.

Response: The Registrant will add the following language to the Risk Factor entitled, “Although the Units of USCI are limited liability investments, certain circumstances such as bankruptcy or indemnification of USCI by the Unitholder will increase a Unitholder’s liability.”:

Karen J. Garnett, Esq.
May 25, 2010

In addition, a number of states do not have “statutory trust” statutes such as that under which the Trust has been formed in the State of Delaware. It is possible, although unlikely, that a court in such state could hold that, due to the absence of any statutory provision to the contrary in such jurisdiction, the Unitholders, although entitled under Delaware law to the same limitation on personal liability as stockholders in a private corporation for profit organized under the laws of the State of Delaware, are not so entitled in such state.

 Calculating NAV, page 79

8.	We note your response to our prior comment 15. Please revise to provide the same clarifications in your disclosure that you provided in your response.

Response: The Registrant has revised its disclosure accordingly.

Financial Statements and Notes

9.
We have considered your response to comment 19.  We could not locate the financial statements of USCI (the Series).  We note that you are registering units of USCI and that USCI is not a separate legal entity.  In light of the structure of your commodity pool, you should additionally present financial statements and an audit opinion on a series basis.  Please revise to include separate audited financial statements of the Series.  In addition, please confirm that in addition to financial statements and audit opinions for the Registrant, you will present financial statements and audit opinions on a series basis in future Securities and Exchange Act filings.  Reference is made to Question 104.01 of the Compliance and Disclosure Interpretations on the Securities Act Sections, which can be found at the following location http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Response:    The Registrant is in discussions with its auditors and the Staff relating to this comment and will make any necessary revisions in a subsequent pre-effective amendment to the Registration Statement.

United States Commodity Funds LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Deferred offering costs, page F-19

10.
You disclose that you capitalize all initial offering costs associated with the registration of the Funds, USBO, USSNG and USCI until such time as the registration process with the SEC is complete.  At that time, you charge the capitalized costs to member’s equity.  You also disclose on page F-21 that deferred offering costs include initial offering and organizational costs incurred by the Funds.  Please tell us your basis for deferring offering and organizational costs as well as your basis for charging these costs directly to member’s equity rather than expense.

Karen J. Garnett, Esq.
May 25, 2010

Response:  In connection with the comment received in connection with the review of the S-1/A for the United States Brent Oil Fund, LP, United States Commodity Funds LLC has restated its financial statements to expense offering costs of the Funds as incurred.  The financial statements of the United States Commodity Funds LLC included in Amendment No. 3 reflect such restatement.

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We hope that you will find these responses satisfactory.  If you have questions or further comments regarding this Amendment, please call the undersigned at 202.383.0180.

Sincerely,

/s/ James M. Cain

James M. Cain
Enclosure

cc:	Nicholas D. Gerber W. Thomas Conner, Esq.